Exhibit 99.1

FOR:	Consolidated Graphics, Inc.
CONTACT:	G. Christopher Colville Executive Vice President/ Chief Financial Officer Consolidated Graphics, Inc. (713) 787-0977

Christine Mohrmann/Alexandra Tramont
FD
(212) 850-5600

For Immediate Release

CONSOLIDATED GRAPHICS ANNOUNCES NEW STOCK REPURCHASE PROGRAM

HOUSTON, TEXAS – May 30, 2007 – Consolidated Graphics, Inc. (NYSE: CGX) announced today that the Company’s Board of Directors authorized a new common share repurchase program providing for the repurchase of its issued and outstanding common shares up to an aggregate amount of $100.0 million. Such repurchases may be made from time to time in open-market purchases or in privately negotiated block purchase transactions. The amount and timing of any purchases will depend upon a number of factors, including the attractiveness of the price and availability of the Company’s shares and general market conditions.

Consolidated Graphics (CGX), headquartered in Houston, Texas, is North America’s leading general commercial printing company. With 68 printing facilities, 12 fulfillment and two technology centers strategically located across 27 states and Canada, CGX offers an unmatched geographic footprint with extensive capabilities supported by an unparalleled level of convenience, efficiency and service.

CGX has the largest and most technologically advanced sheetfed printing capability in North America, a sizeable and strategically important web printing capability, industry-leading digital printing services, a rapidly growing number of fulfillment centers and proprietary Internet-based technology solutions. CGX offers the unique service ability to respond to all printing-related needs no matter how large, small, specialized or complex. With locations in or near virtually every major U.S. market, as well as Toronto, CGX offers highly responsive service and convenient access to a vast capabilities network through a single point of contact at the local level. For more information, visit the Consolidated Graphics Web site at www.cgx.com

This press release contains forward-looking statements, which involve known and unknown risks, uncertainties or other factors that could cause actual results to materially differ from the results, performance or other expectations implied by these forward-looking statements. Consolidated Graphics’ expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, as well as other factors detailed in Consolidated Graphics’ filings with the Securities and Exchange Commission. The forward-looking statements, assumptions and factors stated or referred to in this press release are based on information available to Consolidated Graphics today. Consolidated Graphics expressly disclaims any duty to provide updates to these forward-looking statements, assumptions and other factors after the day of this release to reflect the occurrence of events or circumstances or changes in expectations.

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